UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 17, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces a Joint Venture for a 1.8 GW Solar Portfolio Located Throughout the United States

LONDON – April 17, 2017 – VivoPower International PLC (Nasdaq:VVPR), a global next generation solar power company, today announced a joint venture of its wholly-owned subsidiary VivoPower (USA) Development LLC (“VivoPower”) with an affiliate of Innovative Solar Systems, LLC (“Innovative Solar”), a developer of utility-scale ground-mounted solar projects based in Ashville, North Carolina.

Innovative Solar will continue to develop solar projects in a portfolio of 1.8 gigawatts while VivoPower will have the right to acquire each project in the portfolio after it is fully developed. VivoPower intends to design, finance, and construct each project under its build, transfer and operate (BTO) model.

VivoPower International PLC and Innovative Solar have demonstrated a successful track record of working together in this manner, having developed, constructed and financed two solar projects representing approximately 90 megawatts of generating capacity in North Carolina over the past year.

“We are excited to secure a high quality portfolio of solar projects to support our BTO model,” said Dr. Philip Comberg, Chief Executive Officer of VivoPower International PLC, “and we are pleased to expand our successful relationship with Innovative Solar. They have assembled a very attractive, diversified pipeline of solar projects, and this initiative establishes a strong foundation of future growth and profitability for our company.”

“We are enthusiastic about our joint venture with VivoPower,” said John Green, co-founder of Innovative Solar, “we have had great success with their team in the past, and their collaborative approach fits our culture very well.” Richard Green, co-founder of Innovative Solar, said “Our joint venture with VivoPower will allow us to accelerate the growth of our business by having a reliable partner to monetize our portfolio of solar projects following the completion of our predefined development milestones.”

About VivoPower

VivoPower is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchase agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

About Innovative Solar

Innovative Solar is a developer of utility-scale ground-mounted solar farms, with a track record of over 630 MW of solar farm projects that have been successfully sold to date. Innovative Solar is solving the energy problems of the world by installing state of the art renewable energy solar pv systems of all types and sizes. The principals of this company are degreed engineers and passionate about clean green energy and have been involved with energy conservation programs sponsored by the United States Department of Energy since the early 2000’s.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and the power expected to be generated by the projects in the portfolio. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 17, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer